                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13D-1(B), (C) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13D-2

                                (Amendment No. )*


                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   412 552 10
                                 (CUSIP Number)

                                October 19, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ] Rule 13d-1(b)

                               [X] Rule 13d-1 (c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

                                  SCHEDULE 13G
CUSIP No. 412 552 10

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EnCap Energy Capital Fund III, L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                    5        SOLE VOTING POWER
  NUMBER OF                  1,556,608
   SHARES
BENEFICIALLY        6        SHARED VOTING POWER
  OWNED BY                   0
    EACH
  REPORTING         7        SOLE DISPOSITIVE POWER
   PERSON                    1,556,608
    WITH
                    8        SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,556,608

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [X]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.09%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

----------------

(1) EnCap III LP, EnCap III-B LP, BOCP and ECIC (as such terms are defined in
Item 2) are filing this Schedule 13G as members of a group.

(2) Based on 132,708,830 shares of Common Stock issued and outstanding as of November 2, 1998, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998, plus the 9,942,103 additional shares of Common Stock issuable upon conversion of a net profits interest in certain oil and gas properties of the Issuer into shares of Common Stock pursuant to the terms of that certain Development and Finance Agreement dated October 17, 1997, by and among the Issuer, EnCapIII LP, EnCap III-B LP, BOCP and ECIC (as such terms are defined in Item 2).


                               Page 2 of 11 Pages

                                  SCHEDULE 13G
CUSIP No. 412 552 10

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EnCap Energy Capital Fund III-B, L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                      5        SOLE VOTING POWER
  NUMBER OF                    4,371,431
   SHARES
BENEFICIALLY          6        SHARED VOTING POWER
  OWNED BY                     0
    EACH
  REPORTING           7        SOLE DISPOSITIVE POWER
   PERSON                      4,371,431
    WITH
                      8        SHARED DISPOSITIVE POWER
                               0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,371,431

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.06%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

-----------------

(1) EnCap III LP, EnCap III-BLP, BOCP and ECIC ( as such terms are defined in
Item 2) are filing this Schedule 13G as members of a group.

(2) Based on 132,708,830 shares of Common Stock issued and outstanding as of November 2, 1998, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998, plus the 9,942,103 additional shares of Common Stock issuable upon conversion of a net profits interest in certain oil and gas properties of the Issuer into shares of Common Stock pursuant to the terms of that certain Development and Finance Agreement dated October 17, 1997, by and among the Issuer, EnCapIII LP, EnCap III-B LP, BOCP and ECIC (as such terms are defined in Item 2).


                               Page 3 of 11 Pages

                                  SCHEDULE 13G
CUSIP No. 412 552 10

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BOCP Energy Partners, L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                         5        SOLE VOTING POWER
  NUMBER OF                       3,107,585
   SHARES
BENEFICIALLY             6        SHARED VOTING POWER
  OWNED BY                        0
    EACH
  REPORTING              7        SOLE DISPOSITIVE POWER
   PERSON                         3,107,585
    WITH
                         8        SHARED DISPOSITIVE POWER
                                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,107,585

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.18%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

-----------------

(1) EnCap III LP, EnCap III-BLP, BOCP and ECIC ( as such terms are defined in
Item 2) are filing this Schedule 13G as members of a group.

(2) Based on 132,708,830 shares of Common Stock issued and outstanding as of November 2, 1998, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998, plus the 9,942,103 additional shares of Common Stock issuable upon conversion of a net profits interest in certain oil and gas properties of the Issuer into shares of Common Stock pursuant to the terms of that certain Development and Finance Agreement dated October 17, 1997, by and among the Issuer, EnCapIII LP, EnCap III-B LP, BOCP and ECIC (as such terms are defined in Item 2).


                               Page 4 of 11 Pages

                                  SCHEDULE 13G
CUSIP No. 412 552 10

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Energy Capital Investment Company PLC(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Great Britain

                     5        SOLE VOTING POWER
  NUMBER OF                   1,056,479
   SHARES
BENEFICIALLY         6        SHARED VOTING POWER
  OWNED BY                    0
    EACH
  REPORTING          7        SOLE DISPOSITIVE POWER
   PERSON                     1,056,479
    WITH
                     8        SHARED DISPOSITIVE POWER
                              0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,056,479

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         .74%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

-----------------

(1) EnCap III LP, EnCap III-BLP, BOCP and ECIC ( as such terms are defined in
Item 2) are filing this Schedule 13G as members of a group.

(2) Based on 132,708,830 shares of Common Stock issued and outstanding as of November 2, 1998, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998, plus the 9,942,103 additional shares of Common Stock issuable upon conversion of a net profits interest in certain oil and gas properties of the Issuer into shares of Common Stock pursuant to the terms of that certain Development and Finance Agreement dated October 17, 1997, by and among the Issuer, EnCapIII LP, EnCap III-B LP, BOCP and ECIC (as such terms are defined in Item 2).


                               Page 5 of 11 Pages

                                  SCHEDULE 13G
CUSIP No. 412 552 10

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EnCap Investments L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                   5        SOLE VOTING POWER
  NUMBER OF                 10,092,103
   SHARES
BENEFICIALLY       6        SHARED VOTING POWER
  OWNED BY                  0
    EACH
  REPORTING        7        SOLE DISPOSITIVE POWER
   PERSON                   10,092,103
    WITH
                   8        SHARED DISPOSITIVE POWER
                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,092,103

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.07%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         OO

-----------------

(1) Based on 132,708,830 shares of Common Stock issued and outstanding as of November 2, 1998, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998, plus the 9,942,103 additional shares of Common Stock issuable upon conversion of a net profits interest in certain oil and gas property of the Issuer into shares of Common Stock pursuant to the terms of that certain Development and Finance Agreement dated October 17, 1997, by and among the Issuer, EnCapIII LP, EnCap III-B LP, BOCP and ECIC (as such terms are defined in Item 2).


                               Page 6 of 11 Pages

ITEM 1.

   (a) Name of issuer:  Harken Energy Corporation

   (b) Address of issuer's principal executive offices: MacArthur Center II
                                                        5605 N. MacArthur Blvd.,
                                                        Suite 400
                                                        Irving, TX 75038

ITEM 2.

(a) Name of persons filing:

    The Schedule 13G is filed by EnCap Energy Capital Fund III, L.P. ("EnCap III LP"), EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B LP"), BOCP Energy Partners, L.P. ("BOCP") and Energy Capital Investment Company PLC (ECIC"). EnCap III LP, EnCap III-B LP, BOCP and ECIC are filing this Schedule 13G as members of a group. EnCap Investments LC ("EnCap") is the sole general partner of EnCap III LP and EnCap III-B LP, is the manager of BOCP and serves as an investment advisor to ECIC under an investment advisory agreement dated as of February 4, 1994.

(b) Address of principal office:

    The address of the principal business office of each of EnCap III LP, EnCapIII-B LP and BOCP, and EnCap is 1100 Louisiana Avenue, Suite 3150, Houston, Texas 77002. The address of the principal business office of ECIC is 99 Charterhouse Street, London, England ECIM 6AB.

(c) Citizenship

    EnCap III LP, EnCap III-B LP and BOCP are limited partnerships formed under the laws of the State of Texas. ECIC is a company organized and existing under the laws of England. EnCap is a limited liability company organized under the laws of the State of Delaware.

(d) Title of class of Securities: Common Stock, par value $.01

(e) CUSIP Number: 412 552 10

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


                               Page 7 of 11 Pages

        (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 10,092,103

        (b) Percent of class: 7.07%.

        (c) Number of shares as to which each person has:

            (i) sole power to vote or to direct the vote: 10,092,103(1)

            (ii) shared power to vote or to direct the vote:  None.

            (iii) sole power to dispose or to direct the disposition of:
                  10,092,103(1)

            (iv) shared power to dispose or to direct the disposition of: None.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

---------------

    (1) EnCap III LP and EnCap have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 1,556,608 shares. EnCap III-B LP and EnCap have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 4,371,431 shares. BOCP and EnCap have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 3,107,585 shares. ECIC and EnCap have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 1,056,479 shares.


                               Page 8 of 11 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 9 of 11 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 1, 1999


                                  ENCAP ENERGY CAPITAL FUND III, L.P.

                                  By: EnCap Investments L.L.C., General Partner


                                      By: /s/ D. MARTIN PHILLIPS
                                         --------------------------------------
                                         Name:  D. Martin Phillips
                                              ---------------------------------
                                         Title: Managing Director
                                               --------------------------------

                                  ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                  By: EnCap Investments L.L.C., General Partner



                                      By: /s/ D. MARTIN PHILLIPS
                                         --------------------------------------
                                         Name:  D. Martin Phillips
                                              ---------------------------------
                                         Title: Managing Director
                                               --------------------------------

                                  ENERGY CAPITAL INVESTMENT COMPANY PLC


                                      By: /s/ D. MARTIN PHILLIPS
                                         --------------------------------------
                                         Name:  D. Martin Phillips
                                              ---------------------------------
                                         Title: Managing Director
                                               --------------------------------

                                  BOCP ENERGY PARTNERS, L.P.

                                  By: EnCap Investments L.L.C., Manager


                                      By: /s/ D. MARTIN PHILLIPS
                                         --------------------------------------
                                         Name:  D. Martin Phillips
                                              ---------------------------------
                                         Title: Managing Director
                                               --------------------------------


                              Page 10 of 11 Pages

                                  ENCAP INVESTMENTS L.L.C.

                                      By: /s/ D. MARTIN PHILLIPS
                                         --------------------------------------
                                         Name: D. Martin Phillips
                                              ---------------------------------
                                         Title: Managing Director
                                               --------------------------------


                              Page 11 of 11 Pages

                                    Exhibit A

    This Exhibit explains the relationship between the reporting persons. EnCap Energy Capital Fund III, L.P. ("EnCap III LP"), EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B LP"), BOCP Energy Partners, L.P. ("BOCP") and Energy Capital Investment Company PLC (ECIC") are filing this Schedule 13G as members of a group. EnCap Investments L.L.C. ("EnCap") is the sole general partner of EnCap III LP and EnCap III-B LP, is the manager of BOCP and serves as an investment advisor to ECIC under an investment advisory agreement dated as of February 4, 1994.